P&O Princess Cruises PLC
            Chantiers de l'Atlantique options expire

As previously reported, P&O Princess has options with Chantiers de l'Atlantique, for delivery in 2005 and 2006, for two repeat 2000 berth vessels of the same innovative design as the Coral Princess. The final exercise date for these options was the end of September 2002.

Chantiers de l'Atlantique has advised P&O Princess that it is not in a position to further extend these options which were initially granted at the end of 1999. Accordingly they have lapsed.

Nevertheless, P&O Princess remains favourably disposed to acquiring further vessels for its North American brand Princess Cruises and believes that it has a number of attractive alternatives for doing so including ordering further vessels from Chantiers de l'Atlantique with whom it continues to have excellent relations.

                            - Ends -


For further information contact:
P&O Princess Cruises plc
Caroline Keppel-Palmer                           +44 20 7805 1214
                                                     07730 732015

Brunswick
     Sophie Fitton                                                 +44 20
7404 5959


Website                                 www.poprincesscruises.com

P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one river boat on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a
revenue   of  approximately  $2.5  billion  (approximately   GBP1.7
billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").